SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                               Amendment No. 2 to
                                  SCHEDULE TO
                                 (Rule 14D-100)
                             TENDER OFFER STATEMENT
                PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                               DATA TRANSMISSION
                               NETWORK COPORATION
                       (Name of Subject Company (Issuer))
                              --------------------
                     VS&A COMMUNICATIONS PARTNERS III, L.P.
                          DTN ACQUISITION CORPORATION
                                 VS&A-DTN, LLC
                      (Names of Filing persons (Offerors))
                              -------------------
                         Common Stock, $0.001 par value
                         (Title of Class of Securities)
                                   238017017
                         (CUSIP Number of Common Stock)
                               -----------------
                              Jonathan D. Drucker
                                 VS&A-DTN, LLC
                                350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                              -------------------
                                    Copy to:
                               Bertram A. Abrams
                               Proskauer Rose LLP
                                 1585 Broadway
                            New York, New York 10036
                              -------------------
                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

         Transaction Valuation*                        Amount of Filing Fee
              $396,776,724                                    $79,355

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 13,681,956 shares of common stock, $0.001 par value (the "Shares"), of Data Transmission Network Corporation, at a price per Share of $29.00 in Cash. Such aggregate number of Shares represents all the Shares outstanding on a fully-diluted basis as of March 1, 2000. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check  box if any part of the fee is  offset  as  provided  by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: $79,355        Filing Party: VS&A Communications
                                                            Partners III, L.P.
                                                           DTN Acquisition
                                                            Corporation
                                                           VS&A-DTN, LLC

      Form or Registration No.: Schedule TO   Date Filed: March 17, 2000
[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [X] amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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


                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule TO") by VS&A Communications Partners III, L.P., a Delaware corporation (the "Parent"), VS&A-DTN, LLC, a Delaware limited liability company ("VS&A-DTN") and DTN
Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect subsidiary of Parent. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock par value $.001 per share (the "Common Stock"), of Data Transmission Network Corporation, a Delaware corporation (the "Shares"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2000 and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 11. Additional Information.

         The second to last sentence of the second paragraph of the "Other Financial Information" subsection of Section 7 of Exhibit (a)(1) to Schedule TO (the "Offer to Purchase") is amended and restated in its entirety as follows:

         "None of the  Parent,  the  Purchaser,  VS&A-DTN  or  their  respective financial advisors or the Company's financial advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections. None of the Parent, the Purchaser, VS&A-DTN, the Company or their respective financial advisors intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events and the Company has made no representation to the Parent, VS&A-DTN or the Purchaser regarding the forecasts described above."

         The remainder of Section 7 of the Offer to Purchase shall remain unchanged.

         The first paragraph of Section 15 of the Offer to Purchase is amended and restated in its entirety as follows:

         "Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of any tendered Shares and the Purchaser may terminate or amend the Offer, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) at the Expiration Date, the Minimum Condition has not been satisfied or (iii) prior to the Expiration Date any of the following conditions has occurred and continues to occur:"


         The second paragraph of Section 15 of the Offer to Purchase is amended and restated in its entirety as follows:

         "The foregoing conditions are for the sole benefit of VS&A-DTN and the Purchaser and may be waived by VS&A-DTN or the Purchaser, in whole or in part, at any time prior to Expiration Date in the sole discretion of VS&A-DTN or the Purchaser. The failure by VS&A-DTN or the Purchaser to exercise the foregoing rights shall not be deemed a waiver of any such right and may be asserted at any time prior to the Expiration Date."

         The remainder of Section 15 of the Offer to Purchase shall remain unchanged.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2000

                                        DTN ACQUISITION CORPORATION

                                        By:/s/ Jonathan D. Drucker
                                           -----------------------
                                              Name:  Jonathan D. Drucker
                                              Title: Secretary

                                        VS&A-DTN, LLC

                                        By: VS&A COMMUNICATIONS PARTNERS III,
                                             L.P.

                                            By: VS&A EQUITIES III, L.L.C.

                                                By: /s/ Martin I. Visconti
                                                   -----------------------
                                                     Name:  Martin I. Visconti
                                                     Title: Managing Member


                                                 VS&A COMMUNICATIONS PARTNERS
                                                   III, L.P.

                                                 By: VS&A EQUITIES III, L.L.C.

                                                 By: /s/ Martin I. Visonti
                                                    ----------------------
                                                     Name:   Martin I. Visconti
                                                     Title:  Managing Member